Exhibit 99.10

Press Release

Second quarter and first half 2018 results

	2Q18	Change vs 2Q17	1H18	Change vs 1H17
Adjusted net income (Group share)[1]
- in billions of dollars (B$)	3.6	44%	6.4	+28%
- in dollars per share	1.31	36%	2.41	+22%
DACF[9] (B$)	6.8	22%	12.5	+19%
Cash flow from operations (B$)	6.2	35%	8.3	-11%
Net income (Group share) of 3.7 B$ in 2Q18, an 83% increase compared to 2Q17
Net-debt-to-capital ratio of 16.5% at June 30, 2018
Hydrocarbon production of 2,717 kboe/d in 2Q18, an increase of 8.7% compared to 2Q17
Ex-dividend date for second interim 2018 dividend of 0.64 €/share on December 18, 2018

Paris, July 26, 2018 - Total’s Board of Directors met on July 25, 2018, to review the Group’s second quarter 2018 accounts. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

« Oil prices continued to increase, averaging 74 $/b in the second quarter, supported notably by inventory reductions and geopolitical tensions. Total benefited fully from this by remaining focused on operational efficiency: adjusted net income was $3.6 billion, a 44% increase from a year ago, and the return on equity for the past 12 months rose to 10.9%. In line with objectives for the year, the Group generated $6.8 billion of cash flow (DACF) in the second quarter 2018, an increase of 20% compared to the first quarter, while oil prices increased by only 11%. Discipline on spending is resolutely maintained and the organic pre-dividend breakeven continues to decrease, to less than 25 $/b in the quarter.

Production strongly increased by 8.7% from a year ago to 2.7 Mboe/d, due to the contribution from Maersk Oil and the ramp up of new projects, including Yamal LNG, Moho Nord and Fort Hills. Adjusted net operating income from Exploration & Production doubled from a year ago to $2.7 billion in the second quarter 2018, and the segment generated $5.1 billion of cash flow in the same period. Total also launched the development of the Zinia 2 project in Angola, after reducing the cost by more than 50%.

The Group is continuing to actively expand along the gas and electricity value chain. Total became the second-largest player in the fast growing global LNG industry by finalizing the acquisition of Engie LNG. The Group also announced its entry with a 10% stake in the giant Arctic 2 LNG project in Russia. In addition, it finalized the acquisition of 73% of Direct Energie to accelerate the downstream integration in the gas-electricity chain, and it launched an offer for the remaining shares.

In an environment with European refining margins of 35 $/t, the Downstream generated $1.7 billion of cash flow in the second quarter, in line with the objective for the year. Notably, Marketing & Services continues to deliver steady and profitable growth. The Group is preparing for its future in petrochemicals by launching studies for a new giant complex integrated into the SATORP refinery with Saudi Aramco and a new project in Algeria with Sonatrach.

In line with the announced shareholder return policy, the Group has bought back all the shares issued during the year for the scrip dividend. In addition, it bought back shares for $600 million to share with shareholders the benefit realized from higher prices. »

Key figures1

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars, except effective tax rate, earnings per share and number of shares	1H18	1H17	1H18 vs 1H17
4,179	3,385	2,748	+52%	Adjusted net operating income from business segments	7,564	5,515	+37%
2,687	2,183	1,359	+98%	Exploration & Production	4,870	2,741	+78%
193	115	95	+103%	Gas, Renewables & Power	308	156	+97%
821	720	861	-5%	Refining & Chemicals	1,541	1,884	-18%
478	367	433	+10%	Marketing & Services	845	734	+15%
766	637	578	+33%	Contribution of equity affiliates to adjusted net income	1,403	1,169	+20%
38.6%	39.9%	28.2%		Group effective tax rate[2]	39.2%	29.9%
3,553	2,884	2,474	+44%	Adjusted net income	6,437	5,032	+28%
1.31	1.09	0.97	+36%	Adjusted fully-diluted earnings per share (dollars)[3]	2.41	1.98	+22%
1.10	0.89	0.88	+25%	Adjusted fully-diluted earnings per share (euros)*	1.99	1.83	+9%
2,646	2,568	2,485	+7%	Fully-diluted weighted-average shares (millions)	2,608	2,471	+6%

3,721	2,636	2,037	+83%	Net income (Group share)	6,357	4,886	+30%

3,787	6,724	4,205	-10%	Investments[4]	10,511	7,883	+33%
1,274	2,585	360	x3.5	Divestments[5]	3,859	3,258	+18%
2,513	4,139	3,845	-35%	Net investments[6]	6,652	4,625	+44%
2,780	2,620	3,949	-30%	Organic investments[7]	5,400	6,893	-22%
333	3,474	52	x6.4	Resource acquisitions	3,807	64	n.s.
6,399	5,370	5,334	+20%	Operating cash flow before working capital changes[8]	11,769	10,021	+17%
6,797	5,668	5,581	+22%	Operating cash flow before working capital changes w/o financial charges (DACF)[9]	12,465	10,483	+19%

6,246	2,081	4,640	+35%	Cash flow from operations	8,327	9,341	-11%

*	Average €-$ exchange rate: 1.1915 in the second quarter 2018 and 1.2104 in the first half 2018.

Highlights since the beginning of the second quarter 201810

•	Engie LNG acquisition closed July 13, 2018: Total becomes world No.2 in LNG

•	Finalized acquisition of 73% of Direct Energie and launched mandatory public offer for remaining shares

•	Expanded partnership with Novatek through the Arctic 2 LNG project in Russia

•	Strengthened presence in deep-offshore Gulf of Mexico by increasing interest in the North Platte discovery to 60% and the Anchor discovery to 32.5%

•	Launched the Zinia 2 project on Block 17 in Angola

•	Strengthened cooperation with Sonatrach in Algeria by extending license for the TFT gas field and launched engineering studies for petrochemical project at Arzew

[1]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 11.
[2]	Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill. + tax on adjusted net operating income).
[3]	In accordance with IFRS norms, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
[4]	Including acquisitions and increases in non-current loans.
[5]	Including divestments and reimbursements of non-current loans.
[6]	Net investments = investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
[7]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[8]	Operating cash flow before working capital changes, previously referred to as adjusted cash flow from operations, is defined as cash flow from operating activities before changes in working capital at replacement cost. The inventory valuation effect is explained on page 14. The reconciliation table for different cash flow figures is on page 12.
[9]	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.
[10]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

•	Signed MOU with Saudi Aramco to build petrochemical complex at Jubail in Saudi Arabia

•	Acquired 25% of Clean Energy to accelerate use of natural gas for heavy-duty trucks in the United States

•	Expanding LNG as marine fuel in Singapore in the framework of cooperation with Pavillion

•	Signed an agreement to sell interest in Dunkirk LNG terminal

Analysis of business segments

Exploration & Production

•	Environment – liquids and gas price realizations*

2Q18	1Q18	2Q17	2Q18 vs 2Q17		1H18	1H17	1H18 vs 1H17
74.4	66.8	49.6	+50%	Brent ($/b)	70.6	51.7	+37%
69.5	60.4	45.1	+54%	Average liquids price ($/b)	65.3	47.1	+39%
4.49	4.73	3.93	+14%	Average gas price ($/Mbtu)	4.61	4.01	+15%
54.3	47.3	35.5	+53%	Average hydrocarbon price ($/boe)	50.9	36.7	+39%

*	Consolidated subsidiaries, excluding fixed margins.

•	Production

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Hydrocarbon production	1H18	1H17	1H18 vs 1H17
2,717	2,703	2,500	+9%	Combined production (kboe/d)	2,710	2,534	+7%
1,582	1,481	1,298	+22%	Liquids (kb/d)	1,532	1,300	+18%
6,176	6,664	6,500	-5%	Gas (Mcf/d)	6,419	6,696	-4%

Hydrocarbon production was 2,717 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2018, an increase of close to 9% compared to the second quarter 2017, due to:

•	+7% due to new project start-ups and ramp-ups, notably Moho Nord, Yamal LNG, Edradour-Glenlivet, Kashagan, Fort Hills, Timimoun and Libra;

•	+6% portfolio effect, mainly due to the integration of Al-Shaheen in Qatar, the Maersk Oil assets, Waha in Libya, and Lapa and Iara in Brazil, which were partially offset by the expiration of the Mahakam permit in Indonesia at the end of 2017;

•	-4% due to heavier seasonal maintenance activity, the PSC price effect and natural field decline.

In the first half 2018, hydrocarbon production was 2,710 kboe/d, an increase of 7% compared to the first half 2017, due to:

•	+7% due to new project start-ups and ramp-ups, notably Moho Nord, Yamal LNG, Edradour-Glenlivet, Kashagan, Fort Hills and Libra;

•	+3% portfolio effect, mainly due to the integration of Al-Shaheen in Qatar, the Maersk Oil assets, Waha in Libya, and Lapa and Iara in Brazil, which were partially offset by the expiration of the Mahakam permit in Indonesia at the end of 2017;

•	-3% due to heavier seasonal maintenance activity, the PSC price effect and natural field decline.

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars, except effective tax rate	1H18	1H17	1H18 vs 1H17
2,687	2,183	1,359	+98%	Adjusted net operating income*	4,870	2,741	+78%
575	446	373	+54%	including income from equity affiliates	1,021	688	+48%
46.3%	48.1%	36.2%		Effective tax rate**	47.1%	39.3%
2,980	5,871	3,448	-14%	Investments	8,851	6,084	+45%
500	2,251	132	x3.8	Divestments	2,751	245	x11.2
2,114	2,057	3,296	-36%	Organic investments	4,171	5,802	-28%
5,115	4,265	3,580	+43%	Operating cash flow before working capital changes ***	9,380	6,916	+36%
4,628	3,569	2,836	+63%	Cash flow from operations ***	8,197	5,637	+45%

*	Details of adjustment items are shown in the business segment information annex to financial statements.
**

Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	excluding financial charges

Exploration & Production adjusted net operating income was:

•

2,687 M$ in the second quarter 2018, or practically double the second quarter 2017. The Group benefited fully from the increase in hydrocarbon prices, thanks to higher production and lower costs, despite an increase in tax rates over the year to 46.3% in line with increasing hydrocarbon prices.

•	4,870 M$ in the first half 2018, an increase of 78% compared to the first half 2017, for the same reasons.

Operating cash flow before working capital changes was 5.1 B$ in the second quarter 2018 and 9.4 B$ in the first half, an increase of 43% and 36%, respectively. Exploration & Production generated 5.2 B$ of cash flow after organic investments in the first half 2018.

Gas, Renewables & Power

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars	1H18	1H17	1H18 vs 1H17
193	115	95	+103%	Adjusted net operating income*	308	156	+97%
79	249	77	+3%	Investments	328	392	-16%
405	78	23	x17.6	Divestments	483	27	x17.9
60	77	68	-12%	Organic investments	136	170	-20%
177	49	124	+43%	Operating cash flow before working capital changes**	226	159	+42%
104	(179)	(100)	n.s.	Cash flow from operations**	-75	40	n.s.

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	excluding financial charges

Adjusted net operating income for Gas, Renewables & Power was 193 M$ in the second quarter 2018 and 308 M$ in the first half 2018, thanks to an increased contribution from the gas business and better performance from new energies.

Refining & Chemicals

•	Refinery throughput and utilization rates*

2Q18	1Q18	2Q17	2Q18 vs 2Q17		1H18	1H17	1H18 vs 1H17
1,734	1,832	1,672	+4%	Total refinery throughput (kb/d)	1,784	1,796	-1%
569	624	574	-1%	France	597	600	-1%
670	746	684	-2%	Rest of Europe	708	742	-5%
495	462	414	+20%	Rest of world	479	454	+6%
83%	87%	81%		Utlization rate based on crude only**	85%	86%

*	Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	increased by 4% in the second quarter 2018 compared to the second quarter 2017, notably as a result of higher throughput at SATORP after debottlenecking increased its capacity by more than 10%.

•	stable in the first half 2018 compared to the first half 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp, was offset by higher throughput in the rest of the world.

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars except the ERMI	1H18	1H17	1H18 vs 1H17
34.7	25.6	41.0	-15%	European refining margin indicator - ERMI ($/t)	30.1	40.0	-25%
821	720	861	-5%	Adjusted net operating income*	1,541	1,884	-18%
404	332	401	+1%	Investments	736	667	+10%
324	25	20	x16.2	Divestments	349	2,760	-87%
386	308	381	+1%	Organic investments	694	603	+15%
1,018	920	1,347	-24%	Operating cash flow before working capital changes**	1,938	2,378	-19%
999	(1,109)	1,967	-49%	Cash flow from operations**	(110)	3,729	n.s.

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	excluding financial charges

The Group’s European refining margin indicator (ERMI) decreased by 15% from a year ago to 34.7 $/t in the second quarter 2018, and it decreased by 25% from a year ago to 30.1 $/t for the first half 2018. Petrochemical margins continue to benefit from a favorable environment, notably in the United States and Asia-Middle East, but margins in Europe were lower compared to a year ago mainly due to an increase in feedstock prices.

In this context, Refining & Chemicals adjusted net operating income was:

•	821 M$ in the second quarter 2018, a decrease of 5% compared to the second quarter 2017.

•	1,541 M$ in the first half 2018, a decrease of 18% compared to the first half 2017.

Marketing & Services

•	Petroleum product sales

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Sales in kb/d*	1H18	1H17	1H18 vs 1H17
1,799	1,801	1,760	+2%	Total Marketing & Services sales	1,800	1,744	+3%
1,001	993	1,039	-4%	Europe	997	1,039	-4%
798	808	721	+11%	Rest of world	803	705	+14%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales:

•	increased by 2% in the second quarter 2018 compared to the second quarter 2017, despite the sale of TotalErg in Italy, due to growth in the business, notably in Asia and Africa.

•	increased by 3% in the first half 2018 compared to the first half 2017 for the same reasons.

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars	1H18	1H17	1H18 vs 1H17
478	367	433	+10%	Adjusted net operating income*	845	734	+15%
310	228	258	+20%	Investments	538	697	-23%
45	228	182	-75%	Divestments	273	218	+25%
205	136	185	+11%	Organic investments	342	280	+22%
646	430	624	+4%	Operating cash flow before working capital changes**	1,076	1,053	+2%
841	-60	251	x3.4	Cash flow from operations**	781	582	+34%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	excluding financial charges

Adjusted net operating income for the Marketing & Services segment was:

•	478 M$ in the second quarter 2018, an increase of 10% compared to the second quarter 2017, due to volume growth in a context of favorable margins, notably in Africa.

•	845 M$ in the first half 2018, a 15% increase compared to the first half 2017, for the same reasons.

Group results

•	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

•	4,179 M$ in the second quarter 2018, a 52% increase compared to the second quarter 2017, essentially due to the strong performance of Exploration & Production, which doubled its contribution compared to a year ago, thanks to increasing production in a context of higher hydrocarbon prices and lower costs.

•	7,564 M$ in the first half 2018, a 37% increase compared to the first half 2017 for the same reasons.

•	Adjusted net income (Group share)

Adjusted net income was:

•	3,553 M$ in the second quarter 2018, an increase of 44% compared to the second quarter 2017, essentially due to 52% increase in the contribution of the segments, partially offset by higher net cost of net debt, mainly due to an increase in dollar interest rates.

•	6,437 M$ in the first half 2018, a 28% increase compared to the first half 2017 for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value11.

Total adjustments affecting net income12 were:

[11]	Details shown on page 11.
[12]	Details shown on page 11 and in the annex to the financial statements.

•	168 M$ in the second quarter 2018.

•	-80 M$ in the first half 2018.

The effective tax rate for the Group was:

•	38.6% in the second quarter 2018, compared to 28.2% a year ago, due to the increase in the effective tax rate for Exploration & Production, in line with higher hydrocarbon prices, and the larger contribution of this segment to the Group’s results this quarter.

•	39.2% in the first half 2018, compared to 29.9% in the first half 2017, for the same reasons.

•	Adjusted fully-diluted earnings per share and share buyback

Adjusted earnings per share:

•	increased by 36% to $1.31 in the second quarter 2018, calculated based on a weighted average of 2,646 million fully-diluted shares, from $0.97 in the second quarter 2017.

•	increased by 22% to $2.41 in the first half 2018, calculated based on a weighted average of 2,608 million fully-diluted shares, from $1.98 in the first half 2017.

On June 30, 2018, the number of fully-diluted shares was 2,644 million.

Within the framework of the shareholder return policy announced in February 2018, the Group bought back shares for cancellation. The buyback is comprised of repurchasing shares issued as scrip dividend to eliminate dilution and additional shares to share with shareholders the benefit resulting from higher oil prices.

•	18.6 million shares repurchased in the second quarter 2018, including additional shares for 299 M$;

•	28.4 million shares repurchased in the first half 2018, including additional shares for 589 M$.

•	Divestments – acquisitions

Asset sales:

•	693 M$ completed in the second quarter 2018, comprised mainly of SunPower’s sale of its interest in 8point3, and the sale of the Bayport (US) polyethylene plant to the joint venture formed with Borealis and Nova in which Total holds 50%.

•	2,862 M$ completed in the first half 2018, comprised mainly of the items above plus the high-cost Martin Linge field in Norway, an interest in Fort Hills in Canada and the marketing activities of TotalErg in Italy.

Acquisitions:

•	426 M$ completed in the second quarter 2018, comprised mainly of offshore assets from Cobalt in the Gulf of Mexico, notably including 20% interest in the North Platte and Anchor discoveries, and an interest in Clean Energy in the United States to expand into marketing natural gas for vehicles.

•	4,114 M$ completed in the first half 2018, comprised mainly of the items above plus interests in the Iara and Lapa fields in Brazil, two new 40-year concessions in offshore Abu Dhabi, and the Waha field in Libya.

•	Net cash flow

The Group’s net cash flow13 was:

•	3,886 M$ in the second quarter 2018 compared to 1,489 M$ in the second quarter 2017, thanks mainly to a 20% increase in operating cash flow before working capital changes.

•	5,117 M$ in the first half 2018 compared to 5,396 M$ in the first half 2017. Net investments increased by 2,027 M$ compared to the first half 2017 due to an increase in completed acquisitions, in line with the strategy of the Group to invest counter-cyclically in 2016-17. This well-timed investment effort was partially offset by a 1,748 M$ increase in operating cash flow before working capital changes.

[13]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

•	Profitability

Return on equity for the twelve months ended June 30, 2018, was 10.9%, an increase compared to the same period a year ago.

In millions of dollars	July 1, 2017 to June 30, 2018	April 1, 2017 to March 31, 2018	January 1, 2017 December 31, 2017
Adjusted net income	12,299	11,150	10,762
Average adjusted shareholders’ equity	113,251	111,522	106,078
Return on equity (ROE)	10.9%	10.0%	10.1%

Return on average capital employed was 10.1% for the twelve months ended June 30, 2018, an increase compared to the same period a year ago.

In millions of dollars	July 1, 2017 to June 30, 2018	April 1, 2017 to March 31, 2018	January 1, 2017 December 31, 2017
Adjusted net operating income	13,748	12,428	11,958
Average capital employed	136,355	136,384	127,575
ROACE	10.1%	9.1%	9.4%

TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was 4,079 M€ in the first half 2018, compared to 1,460 M€ in the first half 2017.

2018 Sensitivities*

	Scenario	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow
Dollar	1.2 $/€	+/- 0.1 $ per €	-/+ 0.1 B$	~ 0 B$
Brent	50 $/b	+/- 10 $/b**	+/- 2.3 B$	+/- 2.8 B$
European refining margin indicator (ERMI)	35 $/t	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**	Assumes constant liquids price differentials.

Summary and outlook

Supported by inventory reductions and geopolitical tensions, Brent continued to trade at around 70 $/b at the start of the third quarter, despite the announced increase in production by OPEC. The Group, however, resolutely continues to implement programs to improve operational efficiency and to reduce its breakeven so as to remain profitable whatever the market context.

The Upstream is well positioned to take advantage of the increase in oil prices thanks to production growth which should be above 7% in 2018. It will benefit in the coming months from the start-ups of Kaombo, Tempa Rossa, Ichthys and Egina, which are all strong cash flow generators, as well as ramping production up at recent start-ups like Yamal LNG, Fort Hills and Timimoun.

Since the start of the third quarter, European refining margins have been around 35 $/t. While still favorable, petrochemical margins are lower in Europe compared to a year ago.

The cost reduction program is on track to surpass the $4 billion objective for the year and reach $4.2 billion of cost savings over the 2014-18 period. The Group confirms that investments (organic and net acquisitions) should be between $16-17 billion in 2018.

Conforming to the announced shareholder return policy, the Group will continue to buy back shares issued as scrip dividend to eliminate dilution. It will also continue to buy back additional shares for an amount of up to $5 billion over the period 2018-20.

•    •    •

To listen to the presentation by CFO Patrick de La Chevardière today at 14:30 (London time) please log on to total.com or call +44 (0) 330 336 9411 in Europe or +1 646 828 8143 in the United States (code: 6399441). For a replay, please consult the website or call +44 (0) 207 660 0134 in Europe or +1 719 457 0820 in the United States (code: 6399441).

* * * * *

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Operating information by segment

•	Exploration & Production

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Combined liquids and gas production by region (kboe/d)	1H18	1H17	1H18 vs 1H17
842	886	746	+13%	Europe and Central Asia	864	776	+11%
672	673	656	+2%	Africa	673	646	+4%
681	639	514	+33%	Middle East and North Africa	660	524	+26%
401	371	344	+17%	Americas	386	339	+14%
121	134	240	-49%	Asia Pacific	128	249	-49%
2,717	2,703	2,500	+9%	Total production	2,710	2,534	+7%
616	724	597	+3%	including equity affiliates	670	621	+8%

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Liquids production by region (kb/d)	1H18	1H17	1H18 vs 1H17
332	299	266	+25%	Europe and Central Asia	315	268	+17%
511	503	505	+1%	Africa	507	495	+2%
539	501	376	+43%	Middle East and North Africa	520	384	+36%
190	165	126	+51%	Americas	177	126	+41%
11	13	26	-58%	Asia Pacific	12	28	-57%
1,582	1,481	1,298	+22%	Total production	1,532	1,300	+18%
233	304	244	-5%	including equity affiliates	268	254	+6%

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Gas production by region (Mcf/d)	1H18	1H17	1H18 vs 1H17
2,754	3,157	2,592	+6%	Europe and Central Asia	2,954	2,740	+8%
772	857	679	+14%	Africa	815	696	+17%
787	761	763	+3%	Middle East and North Africa	774	776	—
1,192	1,158	1,223	-3%	Americas	1,175	1,197	-2%
671	731	1,243	-46%	Asia Pacific	701	1,287	-46%
6,176	6,664	6,500	-5%	Total production	6,419	6,696	-4%
2,026	2,257	1,829	+11%	including equity affiliates	2,141	1,921	+11%

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Liquefied natural gas	1H18	1H17	1H18 vs 1H17
2.47	2.50	2.67	-7%	LNG sales* (Mt)	4.97	5.66	-12%

*	Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

2Q18	1Q18	2Q17*	2Q18 vs 2Q17	Petroleum product sales by region (kb/d)**	1H18	1H17*	1H18 vs 1H17
1,942	1,902	2,020	-4%	Europe	1,922	2,078	-7%
652	754	610	+7%	Africa	703	587	+20%
802	760	654	+23%	Americas	781	615	+27%
644	680	774	-17%	Rest of world	662	765	-14%
4,040	4,096	4,057	—	Total consolidated sales	4,068	4,045	+1%
556	570	538	+3%	Including bulk sales	563	577	-2%
1,685	1,725	1,759	-4%	Including trading	1,705	1,724	-1%

*	2017 data restated.
**	Includes share of TotalErg.

Adjustment items to net income (Group share)

2Q18	1Q18	2Q17	In millions of dollars	1H18	1H17
(358)	(195)	(108)	Special items affecting net income (Group share)	(553)	128
(2)	(101)	125	Gain (loss) on asset sales	(103)	2,264
(46)	(21)	(54)	Restructuring charges	(67)	(59)
(236)	(12)	(32)	Impairments	(248)	(1,750)
(74)	(61)	(147)	Other	(135)	(327)
517	(45)	(310)	After-tax inventory effect: FIFO vs. replacement cost	472	(255)
9	(8)	(19)	Effect of changes in fair value	1	(19)
168	(248)	(437)	Total adjustments affecting net income	(80)	(146)

Investments - Divestments

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars	1H18	1H17	1H18 vs 1H17
2,780	2,620	3,949	-30%	Organic investments	5,400	6,893	-22%
137	111	166	-17%	capitalized exploration	248	277	-10%
140	171	443	-68%	increase in non-current loans	311	601	-48%
(581)	(416)	(153)	x3.8	repayment of non-current loans	(997)	(340)	x2.9
426	3,688	103	x4.1	Acquisitions	4,114	650	x6.3
693	2,169	207	x3.3	Asset sales	2,862	2,918	-2%
—	—	—	—	Other transactions with non-controlling interests	—	—	—
2,513	4,139	3,845	-35%	Net investments	6,652	4,625	+44%

Cash flow

2Q18	1Q18	2Q17	2Q18 vs 2Q17	In millions of dollars	1H18	1H17	1H18 vs 1H17
6,797	5,668	5,581	+22%	Operating cash flow before working capital changes w/o financial charges (DACF)	12,465	10,483	+19%
(398)	(298)	(247)	+61%	Financial charges	(696)	(462)	+51%
6,399	5,370	5,334	+20%	Operating cash flow before working capital changes (a)	11,769	10,021	+17%
(856)	(3,222)	(268)	n.s.	(Increase) decrease in working capital	(4,078)	(322)	n.s.
703	(67)	(426)	n.s.	Inventory effect	636	(358)	n.s.
6,246	2,081	4,640	+35%	Cash flow from operations	8,327	9,341	-11%
2,780	2,620	3,949	-30%	Organic investments (b)	5,400	6,893	-22%
3,619	2,750	1,385	x2.6	Free cash flow after organic investments, w/o net asset sales (a-b)	6,369	3,128	x2
2,513	4,139	3,845	-35%	Net investments (c)	6,652	4,625	+44%
3,886	1,231	1,489	x2.6	Net cash flow (a-c)	5,117	5,396	-5%

Gearing ratios

In millions of dollars	06/30/2018	03/31/2018	06/30/2017
Current borrowings	15,659	14,909	13,070
Net current financial assets	(2,806)	(1,920)	(3,377)
Net financial assets classified as held for sale	0	0	(2)
Non-current financial debt	38,362	40,257	41,548
Hedging instruments of non-current debt	(967)	(1,154)	(558)
Cash and cash equivalents	(26,475)	(30,092)	(28,720)

Net debt (a)	23,773	22,000	21,961

Shareholders’ equity - Group share	117,975	121,187	107,188
Non-controlling interests	2,288	2,499	2,772

Shareholders’ equity (b)	120,263	123,686	109,960

Net-debt-to-equity ratio = a / b	19.8%	17.8%	20.0%

Net-debt-to-capital ratio = a / (a + b)	16.5%	15.1%	16.6%

Return on average capital employed

•	Twelve months ended June 30, 2018

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	8,114	637	3,447	1,787	13,748
Capital employed at 6/30/2017*	108,618	5,363	10,957	6,937	130,831
Capital employed at 6/30/2018*	118,715	4,442	12,939	7,040	141,878

ROACE	7.1%	13.0%	28.9%	25.6%	10.1%

•	Twelve months ended March 31, 2018

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	6,786	539	3,487	1,742	12,428
Capital employed at 03/31/2017*	106,937	5,036	11,130	6,331	128,810
Capital employed at 03/31/2018*	119,035	5,237	13,428	7,409	143,957

ROACE	6.0%	10.5%	28.4%	25.4%	9.1%

•	Twelve months ended June 30, 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	4,529	479	3,931	1,584	10,609
Capital employed at 6/30/2016*	107,405	4,622	12,249	5,789	129,635
Capital employed at 6/30/2017*	108,618	5,363	10,957	6,937	130,831

ROACE	4.2%	9.6%	33.9%	24.9%	8.1%

*	At replacement cost (excluding after-tax inventory effect).

This document does not constitute the Financial Report for the first half of 2018 which will be separately published, in accordance with article L. 451-1-2 III of the French Code monétaire et financier, and is available on the Total website total.com.

This press release presents the results for the second quarter and half-year 2018 from the consolidated financial statements of TOTAL S.A. as of June 30, 2018 (unaudited). The audit procedures by the Statutory Auditors are underway. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.